MySkin, Inc.

October 29, 2012

VIA EDGAR AND FACSIMILE

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Amendment No. 2 to Form 10

Filed August 14, 2012

File No. 000-54582

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated September 10, 2012, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's September 10, 2012 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

Form 10, filed on August 14, 2012

General

1.	Please be advised that a Form 10-12G registration statement automatically becomes effective sixty (60) days following filing or earlier if acceleration is requested and granted. Therefore, your Form 10-12G filed on January 17, 2012 automatically became effective and you became subject to SEC reporting requirements prior to your first quarter ended March 31, 2012. Please file Forms 10-Q as of and for the fiscal quarters ended March 31, 2012 and June 30, 2012.

We noted your comment, agreed with the comment, and the Company will file forms 10Q for the aforementioned periods.

Business, page 3

2.	We partially reissue comment 1 from our March 12, 2012 letter. Please revise your business and other disclosures to consistently describe your current activities and more transparently distinguish those from your proposed future activities. For example, we note your existing disclosure states you offer “management services to medspas” however your disclosure suggests that you only have a relationship with one medspa.

We noted your comment, agreed with the comment, and have revised the language to read that we currently offer management services to one medspa.

3.	We note your existing disclosure addressing restrictions upon the corporate practice of medicine and how you re-evaluated your legal structure. Your current structure entitles you to a monthly service fee equal to 40% of the professional corporation’s revenue. Please revise your disclosure to clarify who sets the fees paid by customers and whether your entitlement to fees is based on actual receipts or billings. Also, please clarify the specific statutory provisions relied upon in structuring your fee sharing arrangement.

We noted your comment. We have revised the disclosure to clarify that the Company completes the billings however, MTA sets the fees paid by the customers. Receipts and billings for this facility are the same as customers pay at the time of service. We clarified the specific statutory provisions relied upon which are set forth in the Government Regulations section.

4.	We are unable to locate your response to prior comment four from our letter dated March 12, 2012. Please clarify in greater detail the reimbursement of management expenses and how they are calculated. –

We noted your comment, agreed with the comment, and have revised the language to provide greater detail as follows:

Management Expenses are calculated as the sum of the following: office rent and occupancy costs, lease and maintenance of equipment, utilities, employment of non-licensed personnel, general liability insurance, office and other supplies, advertising and promotion. These are to be reimbursed by MTA. This arrangement is reviewed for possible renegotiation at least annually.

5.	We reissue comment five from our March 12, 2012 letter. Please revise to reflect your response to prior comment seven of our letter dated February 9, 2012, where you stated that you “cannot dictate the amount of time Dr. Agner provides services as that would interfere with the doctor’s professional judgment.” In addition, please disclose the amount and percent of time that Dr. Agner has devoted to providing services at the company’s location and indicate whether that is likely to continue or change in the future. Finally, since a significant portion of your revenues depends upon the services of Dr. Agner, please revise to provide a detailed discussion of the business experience of Dr. Agner. –

We noted your comment, agreed with the comment, and have revised the language to provide that the Company is not able to dictate the amount of time Dr. Agner provides services as that would interfere with the doctor’s professional judgment. Dr. Agner devotes between zero to 25% of her time to MTA depending on the amount of services being performed. We expect this to fluctuate in the future depending on the extent the business increases or decreases. We have also but in a detailed discussion of Dr. Agner’s business experience.

6.	We reissue comment eight from our March 12, 2012 in part.
a.	Please provide the basis for your belief that providing equipment, billing, advertising and record keeping do not constitute the practice of medicine.

Under section 2400 with the Medical Practice Act provides the basis that providing equipment, billing, advertising and record keeping are administrative functions. MTA is the owner of the medical records. Billing is done by the Company but MTA provides the billing procedures. Advertising is created and approved by MTA. MTA approves the selection of the medical equipment and medical supplies whereas the purchasing is done by the Company.

b.	Please clarify who selects and/or approves the purchase of equipment, granting of credit, and other material terms governing your relationship with MTA.

MTA approves the purchase of equipment. Credit is not granted as customers pay at the point of service.

c.	In addition, given your lack of employees, please clarify who performs the various services you provide to MTA and how and by whom they are compensated.

MTA compensates Dr. Agner and Ms. Stoppenhagen. Additionally, there is an administrative staff that is compensated by the Company.

d.	In addition, we are unable to locate revised disclosure that clarifies the terms of the MTA and explains the ways in which it is consistent with state law and regulation. Please explain why this arrangement does not constitute “control” over the physician’s practice of medicine in contravention of applicable state law and/or policy. See http://www.mbc.ca.gov/licensee/medical_spas-business.pdf.

We noted your comment and revised the disclosure as follows which clarifies the terms with MTA. The Company does not have control over MTA or MTA’s practices.

Management and Medical Services Agreement

On March 1, 2009, we entered into a Facilities and Management Services Agreement with MTA a California profession corporation pursuant to which we granted MTA the rights to provide advanced skin services in our current center.  MTA is a related party as Marichelle Stoppenhagen, our president and principle shareholder, owns 49% of MTA. As a result, MTA is responsible for hiring all physicians and nurse practitioners who operate in the medspa. Under this agreement, we pay all costs and expenses reasonably related to the provision of our services, including but not limited to office rent, utilities and other occupancy costs, compensation benefits and employment costs associated with all non-licensed personnel, general liability insurance, equipment lease and maintenance costs, advertising and promotion, support personnel and contracted consultants, office supplies, and all such other direct and indirect expenses reasonably incurred by Company respecting the provision of the Management Services for the Practice. MTA, in addition to reimbursement of Management Expenses, a monthly service fee equal to forty percent (40%) of revenue, is payable, with a minimum amount of $2,500 per month.

We are responsible for hiring and providing non-medical personnel. In addition, MTA gives us the right to manage aspects of the medical practice’s financial and operational activities, including accounting, staffing, inventory management, equipment procurement and management, facility management, marketing and other management services.  We provide operational and financial management services outside the scope of clinical practice. MTA sets the fees paid by the customers. Fees are paid at time of service. MTA is the owner of the medical records. Billing is done by the Company but MTA provides the billing procedures. Advertising is created and approved by MTA. MTA approves the selection of the medical equipment and medical supplies whereas the purchasing is done by the Company.

Under the Agreement, we are responsible for management services related to the ordinary and usual business affairs of the practice.  We advise the practice in matters of compliance, policies, procedures marketing, billing and collection and other matters related to the operation of the practice; we provide financial, accounting, human resource and management services for the practice; we supervise and maintains records and files of the practice in compliance with HIPPA requirements; we manage all computer, software, bookkeeping and clerical services; we negotiate and secure contracts with vendors, suppliers and third party insurance companies related to the practice; and, we assist the practice in quality assurance and compliance programs.  We provide the specific space and improvements utilized for the medspa.  We provide equipment and furniture utilized in the medspa.

Under the Agreement, we pay operating expenses of the medspa which includes office rent and occupancy costs, lease and maintenance of equipment, utilities, employment of non-licensed personnel, general liability insurance, office and other supplies, advertising and promotion. MTA reimburses us for such expenses.  In addition, we loan MTA any amounts of monthly shortfall in the funds necessary to pay all expenses of the practice and the practice repays loans with interest to us when collections exceed monthly expenses. This arrangement is reviewed for possible renegotiation at least annually.

Risk Factors, page 13

7.	Please revise your risk factor heading “A significant majority of our revenues …” to provide the actual percentage of your revenues associated with MTA for the periods covered by your financial statements.

We agree with your comment and revised the risk factor to state that 100% of our revenues are associated with MTA

Management’s Discussion and Analysis or Plan of Operation, page 17

8.	We note your response to comment nine of our letter dated March 12, 2012 and your current MD&A disclosure on page 17. We believe that the current disclosure about your dependence on MTA is very general and does not identify, quantify and analyze any currently known trends, demands, commitments, events and uncertainties specifically related to MTA that are reasonably likely to have a material favorable or unfavorable effect on MySkin. Please further revise to provide this information or, alternatively, indicate that there are not any known trends, demands, commitments, events or uncertainties related to MTA that are reasonably likely to have a material favorable or unfavorable effect on MySkin.

We noted your comment and have revised the current disclosure to provide that there are not any known trends, demands, commitments, events or uncertainties related to MTA that are reasonably likely to have a material favorable or unfavorable effect on MySkin.

Executive Compensation, page 23

9.	We note your response to prior comment 12 and the revised disclosure provided. Please note that compensation “earned by” a named executive officer should be presented in the Summary Compensation table even if such amount was subsequently forfeited. Where necessary, a footnote may be included to explain the forfeiture. Please revise. Also, clarify whether any forfeitures occurred in 2010. If not, please clarify the compensation paid as compared to the disclosure in the narrative following the table.

We noted your comment and revised our disclosure.

Certain Relationships and Related Transactions, and Director Independence, page 24

10.	We partially reissue prior comment 13 from our March 12, 2012 letter. Please revise your introductory paragraph to track the disclosure requirements associated with Item 404(d) of Regulation S-K which requires disclosures based on one percent of your average total assets as of the end of your two most recently completed fiscal years. Also, please reconcile your disclosure against your financial statements and footnotes which suggest additional related party receivables and notes payable.

We noted your comment and revised the introductory paragraph as follows to track the disclosure requirements associated with smaller reporting companies in Item 404(d) of Regulation S-K. Additionally, we reconciled our disclosure against our financial statements and footnotes.

Other than the transactions described below, since the beginning of our last fiscal year, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

-	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years; and
-	in which any director, executive officer, shareholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

11.	On page 24 you indicate that MTA was paid $21,407 for 2011. Please clarify who paid MTA these amounts.

We noted your comment and clarified that the Company paid MTA.

Financial Statements and Supplementary Data, page 30

December 31, 2011 Financial Statements, page 30

Notes to Financial Statements, page 36

Note 1. Summary of Significant Accounting Policies, page 36

Consolidation Policy, page 37

12. In your response to prior comments 17 and 18, you state that you do not make any material decisions for MTA, however, in your response to prior comment 20, you state that you act as a principal in the revenue transactions (including medical services) in that you set the pricing of the services and bear the risk of collection. With regards to determining that MTA is not a VIE, please tell us the following:

•	Confirm to us that MTA is owned 49% by Marichelle Stoppenhagen and 51% by Maria Teresa Agner, MD

We confirm that MTA is owned 49% by Marichelle Stoppenhagen and 51% by Maria Teresa Agner, MD.

•	Based on the above ownership and equity at risk, tell us how you determined that the equity at risk is sufficient and MTA is able to finance its activities without additional financial support; and

Under the qualitative method, Dr. Agner can finance MTA’s activities without additional subordinated financial support. In addition, Dr. Agner’s equity was at least as much as other similar entities in the industry with the same legal structure. Under the qualitative method, the joint venture’s equity at risk of 49% exceeds the estimate of expected losses and so therefore the joint venture is not a VIE. In addition, Dr. Agner’s malpractice coverage for the treatment of cosmetic medical patients is sufficient to cover expected losses from practice liabilities and contingencies. Based on the above, MySkin is not obligated contractually or otherwise to absorb expected and/or unexpected losses of MTA.

•	Regarding the controlling financial interest, you state in your response that the equity investors as a group do not have a controlling financial interest because they do not make decisions, are not obligated to absorb the investees expected losses and are not entitled to the expected residual returns. If the equity investors (i.e. Dr. Agner and Ms. Stoppenhagen) do not have a controlling financial interest, tell us who makes the decisions of MTA’s business, who is obligated to absorb losses and who is entitled to expected returns.

The equity investors Dr. Agner and Ms. Stoppenhagen share their proportionate obligations to absorb expected losses and receive expected returns based on the their 51% / 49% equity structure. Dr. Agner and Ms. Stoppenhagen of MTA makes and directs the business decisions of MTA. MTA is a professional corporation, it does not conduct physical operations that would require MTA to absorb loses as the physical operations are driven by the Company. MySkin is not obligated to absorb any and / all loses of MTA.

•	Based on your disclosure and your response, it appears that the Company makes decisions regarding pricing and services as well as billing and collections. Therefore it would appear that MySkin, not having equity investment at risk, has the ability to participate in decision making with respect to the activities that significantly impact the economic performance of the entity and therefore would require MTA to be treated as a VIE.

The core operations are provided by the Company and any management oversight / legal compliance is determined by MTA such as it sets the prices for medical services based upon billing completed by the Company. Myskin is responsible for collecting the amounts due at the time the service is performed. Myskin the Company does not have any control over MTA and does not absorb, nor is it obligated to absorb any and / all losses of MTA.

13. We note your response to prior comment 19 which concludes that MTA should not be consolidated based on your management agreement. Assuming you still believe MTA is not a VIE, please address the following:

•	You state that the Company has some decision making authority over MTA in some of the categories but not in major decisions. Please clarify the specific decision making authority you have over MTA and how you determined that these are not major decisions. In this regard, you state in your response that you set the pricing for services and you bear the risk of collection. Your current accounting recognizes revenue on a gross basis as a principal in the transaction and distributes to MTA their portion of the gross profit. We further note Ms. Stoppenhagen, Myskin’s President provides medical services with Dr. Agner’s supervision and on page 4 you state that Myskin pays all operating expenses, including physician compensation.

The core operations are provided by the Company and any management oversight / legal compliance is determined by MTA such as it sets the prices for medical services based upon billing completed by the Company. Myskin is responsible for collecting the amounts due at the time the service is performed. Myskin does not have any control over MTA and does not absorb, nor is it obligated to absorb any and / all losses of MTA.

Decisions not related to back office operations are made by MTA. For example, the type of medical services and medical services involving prescribed medical devices and prescribed medical treatments to be used on patients are decisions made by MTA, which we consider the major decisions of the medical practice. These decisions are not made by Ms. Stoppenhagen or any management or personnel of the Company. Regarding pricing MTA sets pricing for medical services provided. The pricing is designed to capture costs of the business and include a profit margin. There is no risk of collection as payment is made at the time of service.

14. We note your response to comment 17 and 18 not only states you do not believe MTA is a VIE, but you do not believe the Company would be the primary beneficiary. Regarding your conclusion that you would not be the primary beneficiary, please address the following:

•	Tell us how you considered the VIE’s purpose and design, including the risks that the VIE was designed to create a pass through to its variable interest holders;

In order for the Company to provide medical cosmetic services, which are governed by laws in the State of California for which the Company is domiciled, the Company entered into a management/contractual agreement with Dr. Agner, who owns 51% of MTA which the Company entered into a joint venture. The beneficiaries of this arrangement is Dr. Agner at 51% and the Company or Ms. Stoppenhagen at 49%. Therefore, the Company is not the primary beneficiary and Myskin does not have any control over MTA and does not absorb, nor is it obligated to absorb any and / all losses of MTA.

•	Tell us how your involvement in pricing, determining location of services, collection and Ms. Stoppenhagen performing medical services was considered in determining that the company is not a variable interest holder with power. Power appears to be exercised through the management agreement; and

MTA sets pricing with input and collaboration from Dr. Agner and Ms. Stoppenhagen. Collection of fees is at time of service/POS. The location is at the single office location in Newport Beach. MTA sets the guidelines and performs supervisory functions. Myskin provides operating and financial management services (i.e., keeping the shop open, stocking inventory, handling customers, and collecting payment for services) outside the scope of a clinical practice. MTA is the owner of the medical records. Billing is done by the Company at point of sale, but MTA provides the billing procedures. Advertising is created and approved by MTA. MTA approves the selection of the medical equipment and medical supplies whereas the purchasing is done by the Company. The Company is not the primary beneficiary and Myskin does not have any control over MTA and does not absorb, nor is it obligated to absorb any and / all losses of MTA.

•	Please tell us in detail how decisions about the significant activities of MTA are made and identify the parties that make the decisions about the significant decisions. –

MTA sets the fees paid by the customers. The collection is at time of service. The location is at the offices. MTA performs the medical services. Myskin provides operational and financial management services outside the scope of clinical practice. MTA is the owner of the medical records. Billing is done by the Company but MTA provides the billing procedures. Advertising is created and approved by MTA. MTA approves the selection of the medical equipment and medical supplies whereas the purchasing is done by the Company.

Revenue Recognition, page 37

15. We note in your revised disclosure that you report revenue as gross because the Company is the primary obligor, sets the sales price and bears the risk of collection from the customers; and that your reported revenues represent the total sales of services performed and the total products sold at the facility of products sold. Please advise us of the following:

•	Confirm to us that MySkin is the primary obligor, sets the sales price and bears the risk of collection from the customers and, if so, also tell us how these factors were considered in your analysis and conclusion that the MySkin does not have a controlling financial interest in the VIE. Refer to ASC 810-10-25-38A and

ASC 810-10-25-38A, which states that a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and,
b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

Under the qualitative method, Dr. Agner or Marichelle Stoppenhagen can finance MTA’s activities without additional subordinated financial support. In addition, Dr. Agner’s equity was at least as much as other similar entities in the industry with the same legal structure. Under the qualitative method, the joint venture’s equity at risk of 49% exceeds the estimate of expected losses and so therefore the joint venture is not a VIE. In addition, MTA’s and Dr. Agner’s malpractice coverage for the treatment of cosmetic medical patients is sufficient to cover expected losses from practice liabilities and contingencies.

Additionally, the equity investors Dr. Agner and Ms. Stoppenhagen share their proportionate obligations to absorb expected losses and receive expected returns based on the their 51% / 49% equity structure.

Furthermore, decisions not related to back office operations are made by MTA. For example, the type of medical services and medical services involving prescribed medical devices and prescribed medical treatments to be used on patients are decisions made by MTA, which we consider the major decisions of the medical practice. These decisions are not made by MySkin.

. The Company is not the primary beneficiary of MTA and Myskin does not have any control over MTA and does not absorb, nor is it obligated to absorb any and / all losses of MTA.

•	Further explain to us the basis for your conclusion to report total services and product revenues as revenue of MySkin. In this regard, it appears to us that MySkin’s revenues would only include the monthly service fee equal to forty percent of MTA’s gross collected revenue for medical services, revenues for non-medical services or products provided and MTA’s reimbursement of MySkin’s management expenses pursuant to the terms of the Facilities and Management Services Agreement with MTA (page 4 and 24).

MySkin, Inc. is the primary obligor when it conducts its principal business operations. It acts as the principal in the transaction with its customers, is subject to inventory risk and does not act as agent or broker in each transaction. Although medical procedures are supervised by MTA in accordance with applicable laws, MySkin personnel collect payment and ensure customer satisfaction. These considerations are in accordance with EITF 99-19 (superseded by ASC 605-45) gross versus net reporting. Based on the aforementioned factors, the Company records revenues on the gross method.

16. You state that your revenue line item of $75,856 includes $61,776 for medical services and $14,080 for products sold. We further note your disclosure on page 24 that your management fee for 2011 was $14,272 which equates to your gross profit. It is unclear how your gross profit of $14,272 accounts for any sales and profit associated with non-medical services, products sold or reimbursements of management expenses. Based on the above and your revised revenue recognition disclosure in response to comment 21 of our letter dated March 12, 2012, please revise to quantify the individual components (e.g. reimbursement of expenses, management fees, service revenues, product revenues, other revenues, etc.) that comprise your total revenue of $75,856 and $62,337 in fiscal 2011 and 2010, respectively. To the extent that MTA’s reimbursement of expenses of $30,000 and $14,190 in fiscal 2011 and 2010, respectively, are not included in total revenue, please tell us where these amount are recorded on your statements of operations and how your classification is appropriate. –

We noted your comment and have revised the revenue recognition disclosure to quantify the individual components. There are no non-medical related services performed. Reimbursement of expenses is not included in total revenue but is a reduction in expenses.

Cost of Goods Sales

17. We note in your revised revenue recognition disclosure that your cost of goods sold equals MTA’s portion of the gross profit and the cost of the products. We further note in your MD&A disclosure on page 18 that cost of sales consisted of costs for aesthetic services performed, the materials used in those services and products sold. Please reconcile your footnote disclosure to your MD&A costs of sales discussion, or revise as necessary. –

We noted your comment, agree with your comment and further clarified our disclosure.

June 30, 2012 Financial Statements, page 42

Notes to Financial Statements, page 46

Note 4. Related Parties, page 49

18. We note your disclosure that the Company owed $13,529 to MTA as of June 30, 2012, although the table in Note 4 states that $4,529 was due to MTA as of June 30, 2012. Please revise these inconsistent disclosures as necessary.

We noted your comment, agree with your comment and revised the disclosure to read $4,529 was due to MTA as of June 30, 2012.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of March 12, 2012.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Form S-1 Registration Statement.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President

ACKNOWLEDGEMENT

My Skin, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 29, 2012                                                             My Skin, Inc.

By: /s/ MARICHELLESTOPPENHAGEN

Marichelle Stoppenhagen, President